Exhibit 99.1

中国海洋石油有限公司

CNOOC LIMITED

Press Release - For Immediate Release

CNOOC Limited Announces

Liuhua 29-1 Gas Field Commences Production

(Hong Kong, November 2, 2020) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced that Liuhua 29-1 gas field has commenced production.

The Liuhua 29-1 gas field is located in the eastern South China Sea, 86 kilometers northeast of Liwan 3-1 gas field, with water depth of about 640 to 785 meters. A new subsea wellhead has been built, with 7 development wells planned in total. The gas field will fully utilize the existing production facilities of Liuhua 34-2 gas field and Liwan 3-1 gas field. It is expected to reach a peak production of approximately 62 million cubic feet of natural gas per day in 2022.

CNOOC Limited has a 25% working interest in Liuhua 29-1 gas field and acts as the operator in shallow water, while Husky Oil China Limited holds the remaining 75% working interest and acts as the operator in deep water.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com

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